UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Eduardo L. Hernandez

c/o Cisneros Group of Companies

700 NW 1st Avenue, Suite 1700

Miami, Florida 33136

(305) 442-3405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D/A	Page 2 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesat LLC 30-1194772
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) OO (see Item 2)

CUSIP No. 00217D100	13D/A	Page 3 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antares Technologies LLC 87-1257207
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,445,200 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,445,200 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,445,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO (see Item 2)

(1)

The other Stockholder Parties (as defined below) are not included as reporting persons in this Amendment (as defined below), and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(2)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume: (i) 127,639,851 shares of Class A Common Stock outstanding as of January 29, 2024, as reported on Form 8-K filed by the Issuer (as defined below) on January 29, 2024 (the “January 29, 2024 Form 8-K”) and Form 424B5 filed by the Issuer (as defined below) on January 19, 2024 (the “Prospectus Supplement”), and (ii) 10,445,200 shares of Class A Common Stock were issued to Antares Technologies LLC pursuant to the Internal Reorganization (as defined below) and are outstanding.

CUSIP No. 00217D100	13D/A	Page 4 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2014 Scesaplana I Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,542,310 (1) (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,542,310 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,542,310 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (4)
14	TYPE OF REPORTING PERSON (See Instructions) OO (see Item 2)

(1)

Gustavo A. Cisneros, passed away on December 29, 2023. The securities of the Issuer previously reported as beneficially owned by Gustavo A. Cisneros were held indirectly through the 2014 Scesaplana I Trust, a revocable trust established for the benefit of the family of Gustavo A. Cisneros (the “Trust”). Upon the death of the Reporting Person, the Trust became irrevocable and, going forward, the Trust will report beneficial ownership of the securities of the Issuer previously reported by Mr. Cisneros for Schedule 13D reporting purposes.

(2)

Comprised of (i) 10,445,200 shares of the Issuer’s Class A Common Stock held directly by Antares Technologies LLC, (ii) 64,740 shares of the Issuer’s Class A Common Stock held by Acklinton Investments LLC (“Acklinton”), a company indirectly owned through, and controlled by, the Trust, and (iii) 32,370 Warrants (as defined below) held directly by Acklinton, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share.

(3)	The other Stockholder Parties (as defined below) are not included as reporting persons in this Amendment (as defined below), and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(4)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 127,639,851 shares of Class A Common Stock outstanding as of January 29, 2024, as reported on the January 29, 2024 Form 8-K and the Prospectus Supplement, (ii) all of the Warrants (as defined below) to purchase 32,370 shares of Class A Common Stock have been exercised and all such shares of Class A Common Stock are outstanding, and (iii) 10,445,200 shares of Class A Common Stock were issued to Antares Technologies LLC pursuant to the Internal Reorganization (as defined below) and are outstanding.

CUSIP No. 00217D100	13D/A	Page 5 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sequent (North America) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,542,310 (1) (2) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,542,310 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,542,310 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (4)
14	TYPE OF REPORTING PERSON (See Instructions) OO (see Item 2)

(1)	Gustavo A. Cisneros passed away on December 29, 2023. The securities of the Issuer previously reported as beneficially owned by Mr. Cisneros were held indirectly through the Trust. Upon the death of Mr. Cisneros, the Trust became irrevocable and, going forward, the Trust and its trustee, Sequent (North America) LLC (the “Trustee”), will report beneficial ownership of the securities of the Issuer previously reported by Mr. Cisneros for Schedule 13D reporting purposes. The Trustee does not have a pecuniary interest in the shares held by the Trust. The Trustee is governed by a board of advisors (the “Board of Advisors”) consisting of seven individuals, which is directed by an investment committee (the “Investment Committee”) consisting of three individuals. Under the Trust’s agreement, no member of the Board of Advisors or Investment Committee may exercise any power thereunder related to any security for which such individual is subject to Section 16 of the Securities Exchange Act of 1934, as amended.

(2)	Comprised of (i) 10,445,200 shares of the Issuer’s Class A Common Stock held directly by Antares Technologies LLC, (ii) 64,740 shares of the Issuer’s Class A Common Stock held by Acklinton, a company indirectly owned through, and controlled by, the Trust, and (iii) 32,370 Warrants (as defined below) held directly by Acklinton, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share.

(3)	The other Stockholder Parties (as defined below) are not included as reporting persons in this Amendment (as defined below), and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2.

(4)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 127,639,851 shares of Class A Common Stock outstanding as of January 29, 2024, as reported on the January 29, 2024 Form 8-K and the Prospectus Supplement, (ii) all of the Warrants (as defined below) to purchase 32,370 shares of Class A Common Stock have been exercised and all such shares of Class A Common Stock are outstanding, and (iii) 10,445,200 shares of Class A Common Stock were issued to Antares Technologies LLC pursuant to the Internal Reorganization (as defined below) and are outstanding.

CUSIP No. 00217D100	13D/A	Page 6 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gustavo A. Cisneros (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Venezuela
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1) (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The Reporting Person, Gustavo A. Cisneros, passed away on December 29, 2023. The securities of the Issuer previously reported as beneficially owned by the Reporting Person were held indirectly through the Trust. Upon the death of the Reporting Person, the Trust became irrevocable and, going forward, the Trust will report beneficial ownership of the securities of the Issuer previously reported by Mr. Cisneros.

CUSIP No. 00217D100	13D/A	Page 7 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adriana Cisneros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 733,474 (1) (see Item 5) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 733,474 (1) (see Item 5) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,474 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of (i) 5,600 shares of the Issuer’s Class A Common Stock held directly by Ms. Cisneros’s spouse Nicholas Griffin and (ii) 2,800 Warrants (as defined below) held directly by Ms. Cisneros’s spouse Nicholas Griffin, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share, (iii) 326,211 AST Incentive Equity Options (as defined in the Schedule 13D filed by the Reporting Persons on April 6, 2021 (the “Original Schedule 13D”)), each of which is vested and exercisable for Incentive Equity Units (as defined in the Original Schedule 13D) in AST OpCo (as defined in the Original Schedule 13D), each of which is redeemable for one share of Class A Common Stock of the Issuer, and (iv) 398,863 AST Incentive Equity Options (as defined in the Original Schedule 13D), each of which is vested and exercisable for Incentive Equity Units in AST OpCo, each of which is redeemable for one share of Class A Common Stock of the Issuer on the later of (x) the 24-month anniversary of the closing of the business combination between New Providence Acquisition Corp. and AST OpCo and (y) the six-month anniversary of the date on which such AST Incentive Equity Options vested, subject to the Issuer’s discretion to allow the Reporting Person to exchange such securities for AST Common Units (as defined in the Original Schedule 13D) at an earlier time.

(2)	Upon the passing of Mr. Cisneros on December 29, 2023 (as described above) and the resulting changes in the governance structure of the Trust, Ms. Cisneros does not have any voting power (including the power to vote, or to direct the vote) or investment power (including the power to dispose, or direct the disposition) with respect to the securities of the Issuer beneficially owned by the Trust or by Antares.

(3)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 127,639,851 shares of Class A Common Stock outstanding as of January 29, 2024, as reported on the January 29, 2024 Form 8-K and the Prospectus Supplement, (ii) all of the Warrants (as defined below) to purchase 32,370 shares of Class A Common Stock have been exercised and all such shares of Class A Common Stock are outstanding, and (iii) 10,445,200 shares of Class A Common Stock were issued to Antares Technologies LLC pursuant to the Internal Reorganization (as defined below) and are outstanding.

CUSIP No. 00217D100	13D/A	Page 8 of 12 pages

EXPLANATORY NOTE:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 6, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Common Stock. Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by adding the following:

This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Invesat LLC, a Delaware limited liability company (“Invesat”);

(ii)	Antares Technologies LLC, a Delaware limited liability company (“Antares”);

(iii)	2014 Scesaplana I Trust, a Nevada trust (the “Trust”);

(iv)	Sequent (North America) LLC (the “Trustee”);

(v)	Gustavo A. Cisneros (“Mr. Cisneros”); and

(vi)	Adriana Cisneros (“Ms. Cisneros”).

The agreement amongst the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.1 hereto.

The Reporting Persons

The business address of each of Antares and the Trust is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136. The business address of the Trustee is 100 West Liberty Street, 10th Floor, Reno, Nevada, 89501. Attached as Schedule I and Schedule II hereto and incorporated herein by reference are lists containing (a) the name, (b) the citizenship, (c) present principal occupation or employment and (d) name, principal business address of any corporation or other organization in which such employment is conducted, of each director and officer of each of Antares and the Trustee, respectively. The Trust does not have any directors or officers. Prior to the Internal Reorganization (as defined below), Invesat was a wholly owned subsidiary of Antares. After giving effect to the Internal Reorganization, Invesat was merged out of existence and no longer beneficially owns any shares of Class A Common Stock.

The Reporting Persons, Vodafone Ventures Limited (“Vodafone”), Rakuten Mobile USA Service Inc. (“Rakuten”), ATC TRS II LLC (“American Tower”), Abel Avellan and New Providence Management LLC (“NPA Sponsor” and together with the Reporting Persons, Vodafone, Rakuten, American Tower and Abel Avellan, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below.

During the past five years none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Schedule I, has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 00217D100	13D/A	Page 9 of 12 pages

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby amended by adding the following:

The information set forth or incorporated by reference in Item 4, Item 5 and Item 6 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Internal Reorganization

On March 4, 2024, the Reporting Persons completed the series of transactions described below (including a Blocker Merger Transaction as defined in the A&R Operating Agreement) to acquire shares of the Issuer’s Class A Common Stock in a tax efficient manner (the “Internal Reorganization”). The purpose of the Internal Reorganization is to facilitate a pledge by certain of the Reporting Persons of their shares of the Issuer’s Class A Common Stock as collateral security for the benefit of their financing sources in connection with a margin loan financing arrangement unrelated to the Issuer entered into by such Reporting Persons and/or their affiliates.

First, on March 4, 2024, Invesat exercised the 319,033 AST Incentive Equity Options held by Invesat (as described in the Original Schedule 13D) pursuant to a cashless exercise in exchange for 312,659 “Incentive Equity Units” of AST OpCo, which “Incentive Equity Units” were then converted on a one-to-one basis for 312,659 Common Units (as permitted by the Issuer in its capacity as the managing member of AST OpCo). Then, immediately following such exercise and conversion, on March 4, 2024, Invesat entered into that certain Merger Agreement, dated as of March 4, 2024 (the “Merger Agreement”), with Antares, Hackney Capital Ventures LTD, AST SpaceMobile Holdings II, LLC, a newly formed wholly owned subsidiary of the Issuer (“AST Holdings II”), and AST SpaceMobile Holdings, LLC, a newly formed wholly owned subsidiary of the Issuer (“AST Holdings”).

Pursuant to the Merger Agreement, AST Holdings II merged with and into Invesat, with Invesat surviving such merger (the “First Merger”) and, immediately following the First Merger, Invesat merged with and into AST Holdings, with AST Holdings surviving such merger (the “Second Merger”). At the effective time of the First Merger, AST Holdings II caused the Issuer to deliver to Antares 10,445,200 shares of the Issuer’s Class A Common Stock and at the effective time of the Second Merger, AST Holdings caused the 9,932,542 shares of the Issuer’s Class B Common Stock previously held by Invesat (as described in the Original Schedule 13D) to be transferred to the Issuer and immediately cancelled thereby. After giving effect to the transactions contemplated by the Merger Agreement, the separate limited liability company existence of Invesat ceased, all of the AST Common Units and shares of Class B Common Stock of the Issuer held by Invesat became the property of the Issuer, and Antares received 10,445,200 shares of the Issuer’s Class A Common Stock, with Antares holding such shares directly and holding no other securities of the Issuer or any of its subsidiaries (including AST OpCo).

The foregoing description of the Merger Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Merger Agreement, a copy of which is included as Exhibit 99.2 to this Amendment and is incorporated herein by reference.

Amendments to Stockholders’ Agreement and Registration Rights Agreement

CUSIP No. 00217D100	13D/A	Page 10 of 12 pages

In connection with the Internal Reorganization, the Issuer and its affiliates have agreed to use commercially reasonable efforts to take steps necessary to allow for the amendment and/or assignment of each of the Stockholders’ Agreement and the Registration Rights Agreement, within forty-five (45) days after the closings of the transactions contemplated by the Merger Agreement, to add Antares and remove Invesat as a party thereto to allow Antares to benefit from all of the rights previously held by Invesat thereunder. In the event that the Registration Rights Agreement and the Stockholders’ Agreement are not amended and/or assigned with such forty-five (45)-day period, the Issuer has agreed to enter into a separate letter agreement with Antares which provides Antares with substantially the same rights as those held by Invesat LLC under each of the Registration Rights Agreement and the Stockholders’ Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by adding the following:

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Antares

Antares directly holds 10,445,200 shares of Class A Common Stock of the Issuer. The Trust is the ultimate control person of Antares.

The Trust

The Trust, which was a revocable trust and established for the benefit of the family of Mr. Cisneros, became irrevocable upon the death of Mr. Cisneros on December 29, 2023, and, going forward, the Trust will report beneficial ownership of any shares of Class A Common Stock of the Issuer previously reported by Mr. Cisneros. The Trust beneficially owns 10,542,310 shares of Class A Common Stock of the Issuer, comprised of (i) 10,445,200 shares of the Issuer’s Class A Common Stock held directly by Antares, (ii) 64,740 shares of the Issuer’s Class A Common Stock held by Acklinton, a company indirectly owned through, and controlled by, the Trust, and (iii) 32,370 Warrants (as defined below) held directly by Acklinton, each of which is exercisable for one share of Class A Common Stock at a strike price of $11.50 per share.

The Trustee

The Trustee, which acts on behalf of the Trust, is governed by the Board of Advisors consisting of seven individuals, which is directed by the Investment Committee consisting of three individuals. Under the Trust’s agreement, no member of the Board of Advisors or Investment Committee may exercise any power thereunder related to any security for which such individual is subject to Section 16 of the Securities Exchange Act of 1934, as amended. The Trustee will report beneficial ownership of any shares of Class A Common Stock of the Issuer previously reported by Mr. Cisneros that, going forward, are reported by the Trust, as described above.

Ms. Cisneros

Ms. Cisneros directly holds 326,211 AST Incentive Equity Options, each of which is vested and exercisable for Incentive Equity Units in AST OpCo, each of which is redeemable for one share of Class A Common Stock of the Issuer. Each such AST Incentive Equity Option will continue to be subject to the terms of the AST Incentive Plan and the applicable award agreement evidencing such AST Incentive Equity Option, and will further be subject in all regards to the terms and conditions of the A&R Operating Agreement.

CUSIP No. 00217D100	13D/A	Page 11 of 12 pages

Ms. Cisneros additionally directly holds 398,863 AST Incentive Equity Options, each of which is vested and exercisable for Incentive Equity Units in AST OpCo, each of which is redeemable for one share of Class A Common Stock of the Issuer on the later of (x) the 24-month anniversary of the closing of the business combination between New Providence Acquisition Corp. and AST and (y) the six-month anniversary of the date on which such AST Incentive Equity Options vested, subject to the Issuer’s discretion to allow the Reporting Person to exchange such securities for AST Common Units at an earlier time. Each such AST Incentive Equity Option will continue to be subject to the terms of the AST Incentive Plan and the applicable award agreement evidencing such AST Incentive Equity Option, and will further be subject in all regards to the terms and conditions of the A&R Operating Agreement.

As of the date of this Schedule 13D, Ms. Cisneros may be deemed to beneficially own 5,600 shares of Class A Common Stock and 2,800 Warrants, which are held by her spouse Nicholas Griffin (“Mr. Griffin”), who purchased such securities prior to the Business Combination in two lots: (i) 2,400 NPA Units, purchased on December 16, 2020 at a price of $10.80 per NPA Unit, for a total of 2,400 shares of Class A Common Stock and 1,200 Warrants and (ii) 3,200 NPA Units, purchased on January 14, 2021 for a purchase price of $15.82 per NPA Unit, for a total of 3,200 shares of Class A Common Stock and 1,600 Warrants. Ms. Cisneros expressly disclaims beneficial ownership of the securities of the Issuer held by Mr. Griffin.

Upon the passing of Mr. Cisneros on December 29, 2023 (as described above) and the resulting changes in the governance structure of the Trust, Ms. Cisneros does not have any voting power (including the power to vote, or to direct the vote) or investment power (including the power to dispose, or direct the disposition) with respect to the securities of the Issuer beneficially owned by the Trust or by Antares.

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)

None.

(d)

None.

(e)

Invesat

As a result of the transactions described in Item 4, which description is incorporated herein by reference, Invesat ceased to be the beneficial owner of any shares of Class A Common Stock of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D, and constitutes an exit filing, for Invesat.

Mr. Cisneros

Mr. Cisneros, passed away on December 29, 2023. The securities of the Issuer previously reported as beneficially owned by Mr. Cisneros were held indirectly through the Trust, which was revocable and established for the benefit of the family of Mr. Cisneros. Upon the death of Mr. Cisneros, the Trust became irrevocable and, going forward, the Trust and the Trustee will report beneficial ownership of any shares of Class A Common Stock of the Issuer previously reported by Mr. Cisneros. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D, and constitutes an exit filing, for Mr. Cisneros.

CUSIP No. 00217D100	13D/A	Page 12 of 12 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Securities Financing Arrangement

On December 20, 2023, certain of the Reporting Persons (the “Loan Parties”) entered into an amended and restated line of credit agreement (the “LOC Agreement”) and an amended and restated collateral agreement (the “Pledge Agreement” and together with the LOC Agreement, the “LOC Documents”), with JPMorgan Chase Bank, N.A. (“JPM”) in connection with a line of credit (the “LOC”). Pursuant to the LOC Documents, among other things, the Loan Parties agreed to pledge certain shares of Class A Common Stock issued in connection with the Internal Reorganization (the “Pledged Issuer Shares”). The LOC currently matures on March 31, 2026, subject to any mutually agreed extension and further subject to acceleration pursuant to the terms of the LOC Documents. Upon the occurrence of certain events, JPM may exercise its right to require the Loan Parties to prepay the loan proceeds or post additional collateral, and JPM may exercise its rights to foreclose on, and dispose of, the Pledged Issuer Shares and other or additional collateral in accordance with the LOC Documents.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.7	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 99.8	Agreement and Plan of Merger, dated as of March 4, 2024, by and among Invesat LLC, Antares Technologies LLC, Hackney Capital Ventures LTD, AST SpaceMobile Holdings II, LLC and AST SpaceMobile Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2024	INVESAT LLC

	By:	/s/ Eduardo L. Hernandez
	Name:	Eduardo L. Hernandez
	Title:	Attorney-in-fact

Date: March 6, 2024	ANTARES TECHNOLOGIES LLC

	By:	/s/ Eduardo L. Hernandez
	Name:	Eduardo L. Hernandez
	Title:	Attorney-in-fact

Date: March 6, 2024	2014 SCESAPLANA I TRUST

	By:	/s/ Carl Pierleoni
	Name:	Carl Pierleoni
	Title:	Director

Date: March 6, 2024	SEQUENT (NORTH AMERICA) LLC

	By:	/s/ Carl Pierleoni
	Name:	Carl Pierleoni
	Title:	Director

Date: March 6, 2024	ESTATE OF GUSTAVO CISNEROS

	By:	/s/ Maria Auxiliadora Cacabelos
	Name:	Maria Auxiliadora Cacabelos
	Title:	Executor

Date: March 6, 2024	ADRIANA CISNEROS

/s/ Adriana Cisneros

SCHEDULE I

Set forth below is the name, position and present principal occupation of the directors and officers of Antares Technologies LLC. The business address of each of such persons is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136.

Name	Citizenship	Principal Occupation or Employment
Adriana Cisneros	United States, Venezuela & Spain	Director & President, Antares; CEO Cisneros
Ariel Prat	Venezuela & Spain	Director & Treasurer, Antares; CFO, Cisneros
Miguel Dvorak	United States & Venezuela	Director & Secretary Antares; COO, Cisneros

SCHEDULE II

Set forth below is the name, position and present principal occupation of the directors and officers of Sequent (North America) LLC. The business address of each of such persons is 201 West Liberty Street, Suite 100, Reno, Nevada, 89501.

Name	Citizenship	Principal Occupation or Employment
Andrew Penney	United Kingdom	Managing Director Sequent UK/Head of Wealth Planning Sequent Group
Carl Pierleoni	United States	Director Sequent North America
Robert Armstrong	United States	Partner, McDonald Carano LLP
Marco Jaegar	Switzerland	Managing Director Sequent (Schweiz) AG
Andreas Klimek	Switzerland & Germany	Chief Operating Officer Sequent Group